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                                                                 EXHIBIT (a)(9)


                                                    Contact:   Roy Winnick
                                                               Kekst and Company
                                                               (212) 593-2655


             COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
              EXTEND CASH TENDER OFFER FOR SHARES OF TRIAD SYSTEMS
           CORPORATION UNTIL 12:00 P.M. ON FRIDAY, DECEMBER 13, 1996


AUSTIN, TEXAS, NOVEMBER 20, 1996 -- Cooperative Computing, Inc. and its affiliate CCI Acquisition Corp., both of Austin, announced today that CCI Acquisition Corp. has extended until 12:00 midnight, New York City time, on Friday, December 13, 1996 its tender offer for all of the issued and outstanding shares of common stock of Triad Systems Corporation (NASDAQ:TRSC) of Livermore, California at a price of $9.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire today at 12:00 midnight, New York City time. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

CCI Acquisition Corp. has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on November 20, 1996, 14,411,662 shares of Triad Systems Corporation's common stock (approximately 81.2% of the issued and outstanding shares) had been validly tendered and not withdrawn. Of the total number of shares tendered, 3,459,989 shares (approximately 19.5% of the issued and outstanding shares) had been tendered pursuant to Notices of Guaranteed Delivery.

Cooperative Computing, Inc. and CCI Acquisition Corp. also announced today that Hicks, Muse, Tate & Furst Equity Fund III, L.P. had received from its various partners all capital contributions necessary for funding its contemplated equity investment in Cooperative Computing, Inc., subject to the terms and conditions specified in CCI Acquisition Corp.'s Offer to Purchase dated as of October 23, 1996.

As previously announced on November 15, 1996, the Federal Trade Commission has requested additional information and documentary material in connection with its review of the tender offer. The companies intend to respond promptly to the FTC request.